HUGS INTERNATIONAL CORPORATION

FINANCIAL STATEMENT FOR THE PERIOD ENDED JULY 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Hugs International Corporation
San Diego, California

We have reviewed the accompanying financial statements of Hugs International Corporation, which comprise the balance sheet as of July 31, 2021, and the related statement of income, statement of equity and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
August 30, 2021

HUGS INTERNATIONAL CORPORATION
BALANCE SHEET
JULY 31, 2021
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	3,448
TOTAL CURRENT ASSETS		3,448
TOTAL ASSETS	$	3,448

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	3,550
TOTAL CURRENT LIABILITIES		3,550
TOTAL LIABILITIES		3,550
SHAREHOLDERS' EQUITY		
Common stock, see note 3		700
Additional paid-in capital		-
SAFE obligations		10,000
SAFE obligations receivable		(3,000)
Accumulated deficit		(7,802)
TOTAL SHAREHOLDERS' EQUITY		(102)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	3,448

See independent accountant's review report and accompanying notes to financial statements.

HUGS INTERNATIONAL CORPORATION
STATEMENT OF INCOME
JULY 31, 2021
(unaudited)

REVENUES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
OPERATING EXPENSES		
General and administrative		7,802
TOTAL OPERATING EXPENSES		7,802
NET LOSS	$	(7,802)

See independent accountant's review report and accompanying notes to financial statements.

HUGS INTERNATIONAL CORPORATION
STATEMENT OF EQUITY
JULY 31, 2021
(unaudited)

	Common Stock						
	Shares	Amount	Additional Paid-in Capital	SAFE Obligations	SAFE Obligation Receivable	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, FEBRUARY 10, 2021 (INCEPTION)	-	$ -	-	-	-	$ -	$ -
Issuance of common stock	7,000,000	700	-	-	-	-	$ 700
Issuance of SAFE obligations	-	-	-	10,000	(3,000)	-	$ 7,000
Net loss	-	-	-	-	-	(7,802)	$ (7,802)
ENDING BALANCE, JULY 31, 2021	**7,000,000**	**$ 700**	**$ -**	**$ 10,000**	**$ (3,000)**	**$ (7,802)**	**$ (102)**

See independent accountant's review report and accompanying notes to financial statements.

HUGS INTERNATIONAL CORPORATION
STATEMENT OF CASH FLOWS
JULY 31, 2021
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (7,802)
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase (decrease) in liabilities:	
Accounts payable	3,550
CASH USED FOR OPERATING ACTIVITIES	(4,252)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of common stock	700
Issuance of SAFE obligations	7,000
CASH PROVIDED BY FINANCING ACTIVITIES	7,700
NET INCREASE IN CASH	3,448
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$ 3,448

CASH PAID DURING THE YEAR FOR:	
INTEREST	$ -
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company
Hugs International Corporation (the “Company”) was incorporated in the State of Delaware on February 10, 2021. The Company’s goal is to make the search for housing accessible, enjoyable, and safe for international students. The Company’s platform features a multi-purpose portal that ensures payment security and verifies all listings and transactions. Above all, the Company’s competitive advantage lies in its HUGS Score. Each student is assigned a score that gives landlords peace of mind by knowing that their tenants are trustworthy.

Going Concern
Since Inception, the Company has relied on funds from SAFE obligations and common stock issued to fund its operations. As of July 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern. As of July 31, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company’s ability to continue as a going concern is dependent on the Company’s ability to raise short term capital, as well as the Company’s ability to generate funds from revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management’s estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of July 31, 2021, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company’s operations, and affects the Company’s workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of July 31, 2021.

1. Summary of Significant Accounting Policies (continued)

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

1. <u>Summary of Significant Accounting Policies (continued)</u>

Fair Value of Financial Instruments (continued)
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by connecting students with landlords. The Company's payments are generally collected upfront. For the period ending July 31, 2021, the Company recognized nil in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP.

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)
ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Equity

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.0001 par value per share. As of July 31, 2021, 7,000,000 shares have been issued and are outstanding.

SAFE Obligations
In 2021, the Company entered into $10,000 of SAFE obligations with third parties. These notes have no maturity date and no discount rates. The terms of the agreements provide investors the right to future equity in the Company. The valuation cap on the agreements entered into are $4,500,000. As of July 31, 2021, the Company is still owed $3,000 from an investor, which resulted in the SAFE obligations receivable balance.

Equity Incentive
The Company's 2021 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 2,835,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Share awards generally vest over four years. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of July 31, 2021, 200,000 shares have been issued under the Plan.

4. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on February 10, 2021, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

5. Subsequent Events

SAFE Obligation
During August, the Company issued a SAFE obligation in the amount of $5,000 to an investor. The terms of the SAFE obligation are consistent with the terms discussed in Note 3.

Managements Evaluation
The Company has evaluated subsequent events through August 30, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.